UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Cumulus Media Inc.
(Name of Issuer)
Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)
231082108
(CUSIP Number)
Frank J. Marinaro, Esq.
Merrill Lynch & Co., Inc.
4 World Financial Center
250 Vesey Street
New York, New York 10080
Telephone: (212) 449-1000

Merrill Lynch, Pierce, Fenner & Smith Incorporated
4 World Financial Center
250 Vesey Street
New York, New York 10080
Telephone: (212) 449-1000

with a copy to:
Stephen R. Hertz, Esq.
Debevoise & Plimpton LLP
919 Third Ave
New York, NY 10022
Telephone: (212) 909-6453
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 11, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	231082108

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Merrill Lynch, Pierce, Fenner & Smith Incorporated

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		123,602 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

123,602 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

123,602 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%

14	TYPE OF REPORTING PERSON

BD, IA, CO

CUSIP No.	231082108

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Merrill Lynch & Co., Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		123,602 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

123,602 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

123,602 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%

14	TYPE OF REPORTING PERSON

HC, CO

SCHEDULE 13D
Explanatory Note
     This Amendment No. 1 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed by Merrill Lynch, Pierce, Fenner & Smith Incorporated and Merrill Lynch & Co., Inc. on July 30, 2007.
Item 2. Identity and Background
     Item 2 is hereby amended and supplemented as follows:
     The previously filed Schedule II and Schedule III are deleted in their entirety and replaced with the attached Schedule II and Schedule III.
Item 4. Purpose of Transaction
     Item 4 is hereby amended and supplemented as follows:
     On May 11, 2008, Parent, Merger Sub, ML IBK and the Company entered into a Termination Agreement and Release (the “Merger Termination Agreement”) relating to the Merger Agreement, as a result of which the parties thereto terminated the Merger Agreement.
     The Merger Termination Agreement provides, among other things, (i) that the Merger Agreement and other transaction-related documents are terminated, (ii) that Parent will promptly pay, or cause to be paid, to the Company $15 million in cash, (iii) that each party mutually releases the other parties and their respective employees, affiliates, representatives or agents from any claims for actions by the parties with respect to the Merger Agreement and other transaction-related documents, and (iv) to certain provisions with respect to confidentiality, non-disparagement and publicity. The Merger Termination Agreement also acknowledges that the Debt Financing Commitment is terminated pursuant to a separate letter agreement by and among the parties to the Debt Financing Commitment.

     A copy of the Merger Termination Agreement is attached as Exhibit 99.18 to this Statement and is incorporated by reference herein.
     In connection with the termination of the Merger Agreement, on May 11, 2008, MLGPE Fund, the Rollover Investors, Holdco and Parent entered into a Termination Agreement and Release (the “IIA Termination Agreement”) relating to the Interim Investors Agreement, as a result of which the parties thereto terminated the Interim Investors Agreement.
     The IIA Termination Agreement provides, among other things, that if, within the two years following the execution of the IIA Termination Agreement, Lewis W. Dickey, Jr. or certain other Rollover Investors reasonably anticipate that he or they will pursue or participate in specified transactions, which transactions include but are not limited to a Company “going private” transaction, such Rollover Investor(s) will notify MLGPE Fund of such intention, provide MLGPE Fund with certain information about such transaction and, if so requested by MLGPE Fund, engage in good faith negotiations with MLGPE Fund (or an affiliate of MLGPE Fund) with a goal of facilitating MLGPE Fund’s (or such affiliate’s) participation in such transaction.
     A copy of the IIA Termination Agreement is attached as Exhibit 99.19 to this Statement and is incorporated by reference herein.
     The information set forth in response to this Item 4 is qualified in its entirety by reference to the Merger Termination Agreement and the IIA Termination Agreement, each of which is filed as an exhibit hereto and is incorporated by reference herein.
Item 5. Interest in Securities of the Issuer
     Item 5 is hereby amended and restated in its entirety to read as follows:
     MLPF&S is the beneficial owner of approximately 123,602 shares of Common Stock, with respect to which it has shared voting and investment power, and which represent less than 1% of all shares of Common Stock outstanding (based on the number of 37,502,718 shares of Common Stock and 644,871 shares of the Company’s Class C common stock, par value $.01 per share (the “Class C Common Stock”) outstanding as of April 30, 2008 as represented by the Company in its quarterly report on Form 10-Q for the period ended March, 31 2008.
     ML&Co is the beneficial owner of approximately 123,602 shares of Common Stock, with respect to which it has shared voting and investment power, and which represent less than 1% of all shares of Common Stock outstanding (based on the number of 37,502,718 shares of Common Stock and 644,871 shares of Class C Common Stock outstanding as of April 30, 2008 as represented by the Company in its quarterly report on Form 10-Q for the period ended March, 31 2008.
     None of the Common Stock reported in this Item are shares as to which any Reporting Person has a right to acquire that is exercisable within 60 days. None of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule II hereto, beneficially owns any Common Stock other than as set forth herein. Except as set forth herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of the Common Stock that are the subject of this Statement.
     No transactions in the Common Stock were effected by the Reporting Persons, or, to their knowledge, any of the persons listed on Schedule II hereto during the preceding 60 days.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Item 6 is hereby amended and supplemented as follows:
     Each of the Merger Termination Agreement and the IIA Termination Agreement (each of which is defined and described in Item 4, which definitions and descriptions are incorporated herein by reference) are filed as exhibits hereto and are incorporated by reference in their entirety into this Item 6.
Item 7. Material to be Filed as Exhibits
     Item 7 is hereby amended and supplemented as follows:

Exhibit	Description

99.17
Joint Filing Agreement, dated July 30, 2007, between Merrill Lynch, Pierce, Fenner & Smith Incorporated and Merrill Lynch & Co., Inc. (incorporated by reference to Exhibit 99.1 of the Reporting Persons’ Schedule 13D filed on July 30, 2007).

99.18
Termination Agreement and Release, dated May 11, 2008, by and among Cloud Acquisition Corporation, Cloud Merger Corporation, ML IBK Positions, Inc. and the Company (incorporated by reference to Exhibit 10.1 of the Company’s current report on Form 8-K filed on May 12, 2008).

99.19	Termination Agreement and Release, dated May 11, 2008, by and among MLGPE Fund US Alternative, L.P., Cloud Holding Company, LLC, Cloud Acquisition Corporation and the Rollover Investors named therein.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MERRILL LYNCH PIERCE, FENNER & SMITH INCORPORATED
By:	/s/ Jonathan Santelli
	Name:	Jonathan Santelli
	Title:	Assistant Secretary
	Date:	May 13, 2008

MERRILL LYNCH & CO., INC.
By:	/s/ Jonathan Santelli
	Name:	Jonathan Santelli
	Title:	Assistant Secretary
	Date:	May 13, 2008

EXHIBIT INDEX

Exhibit	Description

99.17
Joint Filing Agreement, dated July 30, 2007, between Merrill Lynch, Pierce, Fenner & Smith Incorporated and Merrill Lynch & Co., Inc. (incorporated by reference to Exhibit 99.1 of the Reporting Persons’ Schedule 13D filed on July 30, 2007).

99.18
Termination Agreement and Release, dated May 11, 2008, by and among Cloud Acquisition Corporation, Cloud Merger Corporation, ML IBK Positions, Inc. and the Company (incorporated by reference to Exhibit 10.1 of the Company’s current report on Form 8-K filed on May 12, 2008).

99.19	Termination Agreement and Release, dated May 11, 2008, by and among MLGPE Fund US Alternative, L.P., Cloud Holding Company, LLC, Cloud Acquisition Corporation and the Rollover Investors named therein.

SCHEDULE II
EXECUTIVE OFFICERS AND DIRECTORS
     The names and principal occupations of each of the executive officers and directors of the Reporting Persons are set forth below. Unless otherwise noted, all of these persons have as their business address 4 World Financial Center, New York, NY 10080.

Merrill Lynch,
Pierce,
Fenner & Smith
Incorporated	Present Principal Occupation	Citizenship

Rosemary T. Berkery Executive Officer	Executive Vice President; Vice Chairman; General Counsel of Merrill Lynch & Co., Inc.	United States

Candace E. Browning Director	Senior Vice President; President of Merrill Lynch Global Research	United States

Gregory J. Fleming Director	Executive Vice President; President and Chief Operating Officer of Merrill Lynch & Co., Inc.	United States

Robert J. McCann Director and Executive ‘Officer	Chairman and Chief Executive Officer; Executive Vice President of Merrill Lynch & Co., Inc.; Vice Chairman, Global Wealth Management	United States

Carlos M. Morales Director	Senior Vice President	United States

Joseph F. Regan Executive Officer	First Vice President, Chief Financial Officer and Controller Merrill Lynch & Co., Inc. 95 Greene Street (8th Floor) Jersey City, NJ 07032	United States

Merrill Lynch & Co.,
Inc.	Present Principal Occupation	Citizenship

Rosemary T. Berkery Executive Officer	Executive Vice President; Vice Chairman; General Counsel	United States

Carol T. Christ Director	President, Smith College c/o Corporate Secretary’s Office	United States

Merrill Lynch & Co.,
Inc.	Present Principal Occupation	Citizenship

222 Broadway, 17th Floor New York, NY 10038

Armando M. Codina Director	President and Chief Executive Officer of Flagler Development Group c/o Corporate Secretary’s Office 222 Broadway, 17th Floor New York, NY 10038	United States

Virgis W. Colbert Director	Corporate Director c/o Corporate Secretary’s Office 222 Broadway, 17th Floor New York, NY 10038	United States

Alberto Cribiore Director	Managing Partner, Brera Capital Partners c/o Corporate Secretary’s Office 222 Broadway, 17th Floor New York, NY 10038	United States

Nelson Chai Executive Officer	Executive Vice President, Chief Financial Officer	United States

John D. Finnegan Director	Chairman of the Board, President and Chief Executive Officer of The Chubb Corporation c/o Corporate Secretary’s Office 222 Broadway, 17th Floor New York, NY 10038	United States

Gregory J. Fleming Executive Officer	President; Chief Operating Officer	United States

Judith Mayhew Jonas Director	Member of the U.K. government’s Commission for Equality and Human Rights c/o Corporate Secretary’s Office 222 Broadway, 17th Floor New York, NY 10038	United Kingdom

Robert J. McCann Executive Officer	Executive Vice President; President, Vice Chairman, Global Wealth Management	United States

Aulana L. Peters Director	Corporate Director c/o Corporate Secretary’s Office	United States

Merrill Lynch & Co.,
Inc.	Present Principal Occupation	Citizenship

222 Broadway, 17th Floor New York, NY 10038

Joseph W. Prueher Director	Corporate Director, Consulting Professor to the Stanford-Harvard Preventive Defense Project c/o Corporate Secretary’s Office 222 Broadway, 17th Floor New York, NY 10038	United States

Ann N. Reese Director	Co-Founder and Co-Executive Director of the Center for Adoption Policy c/o Corporate Secretary’s Office 222 Broadway, 17th Floor New York, NY 10038	United States

Charles O. Rossotti Director	Senior Advisor to The Carlyle Group c/o Corporate Secretary’s Office 222 Broadway, 17th Fl. New York, NY 10038	United States

John A. Thain Director and Executive Officer	Chairman of the Board and Chief Executive Officer	United States

SCHEDULE III
PROCEEDINGS
     In July 2007, the U.S. Commodity Futures Trading Commission (the “CFTC”) found that on certain occasions from 2001 to 2005 Merrill Lynch Alternative Investments (“MLAI”) violated CFTC Regulation 4.22(c) by failing to timely file commodity pool annual reports with the National Futures Association and to timely distribute such reports to pool participants. Without admitting or denying the allegations, MLAI agreed to a cease-and-desist order and paid a fine in the amount of $500,000.
     As part of a settlement relating to managing auctions for auction rate securities, the Securities and Exchange Commission (the “Commission”) accepted the offers of settlement of 15 broker-dealer firms, including Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), and issued a settlement order on May 31, 2006. The Commission found, and MLPF&S neither admitted nor denied, that respondents (including MLPF&S) violated section 17(a)(2) of the Securities Act of 1933 by managing auctions for auction rate securities in ways that were not adequately disclosed or that did not conform to disclosed procedures. MLPF&S consented to a cease and desist order, a censure, a civil money penalty, and compliance with certain undertakings.
     On March 13, 2006, MLPF&S entered into a settlement with the Commission whereby the Commission alleged, and MLPF&S neither admitted nor denied, that MLPF&S failed to furnish promptly to representatives of the Commission electronic mail communications (“e-mails”) as required under Section 17(a) of the Exchange Act and Rule 17a-4(j) thereunder. The Commission also alleged, and MLPF&S neither admitted nor denied, that Merrill Lynch failed to retain certain e-mails related to its business as such in violation of Section 17(a) of the Exchange Act and Rule 17a-4(b)(4) thereunder. Pursuant to the terms of the settlement, MLPF&S consented to a cease and desist order, a censure, a civil money penalty of $2,500,000, and compliance with certain undertakings relating to the retention of e-mails and the prompt production of e-mails to the Commission.
     In March 2005, Merrill Lynch & Co., Inc. and certain of its affiliates (Merrill Lynch & Co., Inc. and its affiliates collectively, “Merrill Lynch”) reached agreements with the State of New Jersey and the New York Stock Exchange (the “NYSE”) and reached an agreement in principle with the State of Connecticut pursuant to which Merrill Lynch, without admitting or denying the allegations, consented to a settlement that included findings that it failed to maintain certain books and records and to reasonably supervise a team of former financial analysts (“FAs”) who facilitated improper market timing by a hedge fund client. Merrill Lynch terminated the FAs in October 2003, brought the matter to the attention of regulators, and cooperated fully in the regulators’ review. The settlement will result in aggregate payments of $13.5 million.
     In March 2005, Merrill Lynch reached an agreement in principle with the NYSE pursuant to which Merrill Lynch, without admitting or denying the allegations, later consented to a settlement that included findings with regard to certain matters relating to the failure to deliver prospectuses for certain auction rate preferred shares and open-end mutual funds; the failure to deliver product descriptions with regard to certain exchange-traded funds; the failure to ensure that proper registration qualifications were obtained for certain personnel; issues with regard to the retention, retrieval and review of e-mails; isolated lapses in branch office supervision; late reporting of certain events such as customer complaints and arbitrations; the failure to report certain complaints in quarterly reports to the NYSE due to a systems error; and partial non-compliance with Continuing Education requirements. The settlement resulted in a payment of $10 million to the NYSE.
     On November 3, 2004, a jury in Houston, Texas convicted four former Merrill Lynch employees of criminal misconduct in connection with a Nigerian barge transaction that the government alleged helped Enron inflate its 1999 earnings by $12 million. The jury also found that the transaction led to investor losses of $13.7 million. Those convictions were reversed by a federal appellate court on August 1, 2006, except for one conviction against one employee based on perjury and obstruction of justice. The government has appealed the reversals. In 2003, Merrill Lynch agreed to pay $80 million to settle Commission charges that it aided and abetted Enron’s fraud by engaging in two improper year-end transactions in 1999, including the Nigerian barge transaction. The $80 million paid in connection with the settlement with the Commission will be made available to settle investor claims. In September 2003, the United States Department of Justice agreed not to prosecute Merrill Lynch for crimes that may have been committed by its former employees related to certain transactions with Enron, subject to certain understandings, including Merrill Lynch’s continued cooperation with the Department, its acceptance of responsibility for conduct of its former employees, and its agreement to adopt and implement new policies and procedures related to the integrity of client and counter-party financial statements, complex structured finance transactions and year-end transactions.
     On or about June 27, 2003, the Attorney General for the State of West Virginia brought an action against the defendants that participated in the April 28, 2003, settlement described below. The action, filed in the West Virginia State Court, alleged that the defendants’ research practices violated the West Virginia Consumer Credit and Protection Act. On September 16, 2005, the Circuit Court of Marshall County, West Virginia, dismissed the case, following an earlier decision by the West Virginia Supreme Court holding that the West Virginia Attorney General lacked authority to bring the claims. On April 28, 2003, the Commission, NYSE, National Association of Securities Dealers, and state securities regulators announced that the settlements-in-principle that the regulators had disclosed on December 20, 2002, had been reduced to final settlements with regard to ten securities firms, including Merrill Lynch. On October 31, 2003, the United States District Court for the Southern District of New York entered final judgments in connection with the April 28, 2003 research settlements. The final settlements pertaining to Merrill Lynch, which involved both monetary and non-monetary relief, brought to a conclusion the regulatory actions against Merrill Lynch related to its research practices. Merrill Lynch entered into these settlements without admitting or denying the allegations and findings by the regulators, and the settlements did not establish wrongdoing or liability for purposes of any other proceedings.